Exhibit 12.2

INTERSTATE POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

	Nine Months Ended
	September 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(dollars in millions)
EARNINGS:
Net income	$168.8	$124.6	$150.2	$139.3	$143.4	$153.0	$141.6
Income tax expense (benefit) (a)	(37.4)	(6.6)	(19.8)	(3.6)	42.3	27.0	52.6
Income before income taxes	131.4	118.0	130.4	135.7	185.7	180.0	194.2
Fixed charges as defined	59.7	59.5	79.3	79.6	83.1	77.5	63.7
Total earnings as defined	$191.1	$177.5	$209.7	$215.3	$268.8	$257.5	$257.9

FIXED CHARGES:
Interest expense	$58.9	$58.8	$78.5	$78.7	$82.2	$76.5	$61.9
Estimated interest component of rent expense	0.8	0.7	0.8	0.9	0.9	1.0	1.8
Total fixed charges as defined	$59.7	$59.5	$79.3	$79.6	$83.1	$77.5	$63.7

Ratio of Earnings to Fixed Charges	3.20	2.98	2.64	2.70	3.23	3.32	4.05

Preferred dividend requirements (pre-tax basis) (b)	$6.5	$8.9	$10.9	$14.6	$19.9	$18.1	$21.1

Fixed charges and preferred dividend requirements	$66.2	$68.4	$90.2	$94.2	$103.0	$95.6	$84.8

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	2.89	2.60	2.32	2.29	2.61	2.69	3.04

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements (pre-tax basis) are computed by dividing the preferred dividend requirements by one hundred percent minus the respective year-to-date effective income tax rate. Excludes the impact of charges related to Interstate Power and Light Company’s preferred stock redemption for the nine months ended September 30, 2013.